Filed by CBOT Holdings, Inc. Subject Company –CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

January 14, 2005

Dear Members:

As we review 2004, we are pleased to report that the CBOT experienced a record-setting year. You only need to look at the numbers to see evidence of the CBOT’s success. For the first time ever, the Exchange traded nearly 600 million contracts in 2004, a 32 percent increase above the record set in 2003. In 2004, volume in all three of the Exchange’s major complexes – financial, agricultural and equity – shattered prior records. Additionally, open interest reached an all time high of 13.5 million contracts, up 41 percent from the record the prior year.

Seat prices, another measurement of an exchange’s success, have climbed into record territory. A full seat sold for $1.4 million in November – up 266 percent from $338,000 in 2003.

We also settled the longstanding Minority Member litigation, which had been an impediment to moving ahead with the CBOT’s demutualization. The settlement allows us to put the lawsuit behind us and proceed with the Exchange’s business plan.

The Exchange seamlessly implemented several ambitious and innovative initiatives in the last 12 months. As a result of these consistent initiatives, we believe the CBOT enters 2005 well positioned to continue to facilitate change and to lead the futures industry going forward. The following highlights the drivers of the CBOT’s success in 2004 and provides an update on the Exchange’s plans for the coming year.

Technology

Pivotal to the changes that took place at the CBOT in 2004 was technology. Technology was the catalyst for many aggressive initiatives that would not have been previously possible at the Exchange, and technology enhanced the CBOT’s trading environment for all profiles of market users.

The first of the CBOT’s successes in 2004 began with the Exchange’s transition to its current electronic trading platform, powered by LIFFE CONNECT®, which we believe is faster, more flexible and has greater functionality than any other system currently available. This change allowed the CBOT to create a multitude of new opportunities for the marketplace.

Because of the superior functionality of the Exchange’s electronic trading system, in 2004 the CBOT was able to offer the first transparent, global marketplace in U.S. Treasury options available nearly 21 hours per day. During extended trading hours, in the Asian and European time zones, electronic options trading has seen significant growth. Market users clearly appreciate the functionality of the CBOT’s new platform — in the second half of 2004, electronic options trading at the CBOT increased 80 percent over the first six months.

In 2004, we also began hosting on our electronic trading platform the futures and futures-options products of the Kansas City Board of Trade, Minneapolis Grain Exchange, and the Winnipeg Commodity Exchange. We believe that this arrangement has the potential to grow the overall level of agricultural futures trading and drive efficiency within our industry.

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While migrating to its current electronic trading platform last year, the CBOT simultaneously implemented a new clearing solution, the Common Clearing Link (CCL) with the Chicago Mercantile Exchange. The CCL reduced capital requirements for CBOT and CME market users by an estimated $1.8 billion in the aggregate, exceeding even the highest initial expectations. Further, the cross-margining benefits of the system are ongoing, allowing market users to make the most efficient use of their capital. And the CCL has an additional benefit for the CBOT: a new stream of revenue for the Exchange based on clearing fees.

Technology enhancements at the CBOT are not limited to our electronic trading platform – we are applying cutting-edge technology to our open auction markets as well. On January 18, the CBOT will roll out an initiative to increase the efficiency of open auction trading at the Exchange. We believe that this new technology, which allows us to implement broker-to-broker match capabilities, will improve customer service and enhance risk management on a near real-time basis.

In 2004, the CBOT earned an advantage over the competition when it comes to technology, and we plan to take steps in 2005 to maintain our position of leadership.

Top on the list will be an upgrade to our electronic trading platform, which is designed to further enhance market users’ trading experience at the CBOT. The new release will be implemented along with Euronext.liffe and will provide a variety of new functionality options to market users, including expanded spread trading and stop order capabilities, while also maintaining the great speed and flexibility of the platform.

By transitioning to a premier technology platform and new clearing system, we believe that the CBOT improved upon nearly every aspect of the services it delivers to customers. This is also true for the products and services introduced by the Exchange during the past year.

New Products

The introduction of innovative products was also a top priority in 2004. The CBOT introduced its first 100 percent electronic options on futures product, mini-Dow SM options. In a very short time, the contract has developed significant liquidity, with open interest at its all-time high surpassing 120,000 contracts. Further, the Exchange’s all-electronic Full-Sized Gold and Silver futures have revolutionized precious metals futures trading, providing a transparent, global marketplace that is open 21 hours per day.

We expect to launch a variety of innovative new products in 2005. Currently, CBOT staff is working to design a South American Soybean futures contract, the result of multiple discussions with major users of soybeans and soy products in Brazil and Argentina. As South America has increased its production of soybeans, we believe that an efficient, effective hedging and pricing mechanism is necessary for the South American soy markets. A CBOT South American soybean futures contract would fill an outstanding need in the marketplace, while also leveraging the liquidity of our current Soybean complex, the benchmark for global pricing of this product.

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Global Focus

In the past year, the CBOT forged relationships globally – with new customers drawn to the Exchange’s markets by its superior technology and with leading futures exchanges interested in exploring opportunities for cooperation with the CBOT.

The CBOT undertook a series of successful initiatives in Europe in 2004 to aggressively pursue electronic traders abroad and encourage them to participate in the CBOT’s markets. At the beginning of last year, the Exchange launched a permit program to facilitate access to the CBOT for European firms. As a result of our aggressive efforts, the CBOT last year added 24 new direct connections to its electronic trading platform originating in Europe. Today, we have more European firms connected directly to the CBOT than ever before. Additionally, the CBOT installed a hub in Gibraltar, tapping into the growing proprietary trading community there by creating an opportunity for them to efficiently access CBOT markets. This year, we will continue to pursue new customers in Europe while doing everything possible to offer current customers the service, transparency and liquidity they require.

Our global outreach efforts have not stopped with Europe. Currently, the CBOT has five Memoranda of Understanding with exchanges in the Pacific Rim. We have already started to realize the possibilities for cooperation with exchanges in Asia, where the futures industry has begun to see an explosion of volume growth. Our goal in the upcoming months is to create new opportunities for realizing the full possibilities of our MOUs, through products, marketing, and other potential avenues.

Measuring Success: A Financial Perspective

Further, because of the Exchange’s strong volume increases and smart fiscal management, we believe that the CBOT’s financial position remains solid. Net income in the third quarter of 2004 rose 77 percent to $12.2 million from $6.9 million in the same period of 2003. In addition, net income in the first nine months of 2004 also increased, rising 42 percent to $44.7 million from $31.6 million during the same period in 2003. Revenues during the first three quarters rose 5 percent from the same period last year.

At this letter’s writing, the Exchange is awaiting the conclusion of SEC review of our pending registration statement which outlines our plans to demutualize. Once the SEC declares our registration statement effective, you will receive a proxy statement/prospectus that describes the restructuring transactions and, if you are Full or Associate Member, you will shortly thereafter have the opportunity to vote on the restructuring transactions. Prior to that vote, a series of member meetings will be held to answer any questions you have regarding the restructuring transactions.

Without question, the CBOT faced its toughest competition ever during the past year. We were tested and proved that we were up to meeting the challenges of a global marketplace. Central to our success was focusing on our customers and responding to their requests, providing them with the products and services they need and deserve. Our expanding volume, solid financial results, and seat prices are the result of this hard work.

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Of course, our recent success does not mean we can become complacent. It is just the reality of business today that there will always be competition. Your Board of Directors and management understand the challenges facing us, and will continue to pursue even greater opportunities for our members and customers.

As always, please contact either one of us with any questions or concerns.

Regards,

Charles P. Carey	Bernard W. Dan
Chairman	President & CEO

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.